Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on March 3, 2008.

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Questions and Answers/March 3, 2008

1. As originally communicated, Trane shareowners will receive a combination of $36.50 in cash and 0.23 of an Ingersoll Rand common per each Trane share. On Feb. 29, 2008, Ingersoll Rand stock closed at $41.86 per share, and Trane stock closed at $45.05 per share. How does the sale to Ingersoll Rand benefit Trane shareowners?

Trane shareowners will receive the chance to immediately realize value for a significant portion of their investment in Trane in the form of cash and a portion of Ingersoll Rand stock. If the sale were completed on February 29, Trane shareowners would receive value of approximately $46.13 per share, based on the closing share price for Ingersoll Rand stock on that date. You may recall that the average closing price of Trane common stock for the 30 trading days prior to the December 17 announcement was $36.27 per share.

While Trane is a fundamentally strong business on its own, the sale to Ingersoll Rand is expected to provide the combined company with the opportunity to reduce costs and improve sales and profitability. As a result of the sale, Trane shareowners become Ingersoll Rand shareowners with the chance to participate in this potential growth.

In the event that the sale is not completed, such news could negatively affect Trane’s stock price, as well as the future business and financial results of Trane. Trane could be subject to several risks, including its ability to achieve future projections and deliver expected margin improvement. Further risk to Trane may include impact based on economic conditions in the HVAC industry in general.

2. Current questions in the Q&A indicate that employees without three years of service will NOT become vested if jobs are eliminated as a result of the integration. Is that response in conflict with the permanent shutdown provision that is described on page 9 of the ESOP and Savings Plan Summary Plan Description?

No. In general, vesting of employer contributions in the ESOP and Savings Plan occurs after three years of service or attainment of age 65 while still employed. There is a provision providing for vesting if the plan administrator determines that a “permanent shutdown” has occurred and employment terminates as a result of that event. However, it does not appear that the acquisition alone qualifies as a permanent shutdown as defined in the plans.

3. Is the Trane Employee Stock Purchase Plan (ESPP) still available for first-time participation?

No. With the pending sale of Trane to Ingersoll Rand, the Trane Board of Directors recently voted to suspend the ESPP after the March 31, 2008 purchase period as required in the agreement with Ingersoll Rand. There will be no contributions taken after the March 31 purchase, which will be based on a 15 percent discount of the March 31 closing price of Trane stock. Based on the plan’s eligibility rules, you would have had to enroll in the plan before Jan. 1, 2008 to participate for the March 31 purchase period.

In the next few weeks, those who are enrolled in the plan will receive specific communication to provide further detail regarding the plan’s suspension. Looking ahead, Ingersoll-Rand does not have an ESPP; however, Ingersoll Rand employees can acquire IR shares through its 401(k) plan.

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Note: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction,

Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.